EXHIBIT (a)(1)(xiii)
Questions and Answers about the Offer
of
Pavilion Bancorp, Inc.
to Purchase for Cash up to 128,832 Shares
of its Common Stock at a Purchase Price of $66.00 per Share
April 12, 2005

Questions and Answers about the Offer
of
Pavilion Bancorp, Inc.
to Purchase its Common Stock
With Respect to Participants in the Pavilion Bancorp, Inc.
Employee Stock Ownership and 401(k) Savings Plan
      The following information is designed to answer frequently asked questions about the Offer by Pavilion Bancorp, Inc. to purchase up to 128,832 of its common shares with respect to participants in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (the “ESOP/401(k) Plan”). Participants are referred to the Offer to Purchase and Letter of Transmittal for a detailed description of the terms and conditions of the offer.

Q.	What is this offer to purchase?

A.	Pavilion Bancorp, Inc. (“Pavilion Bancorp”) is inviting its shareholders to tender shares of its common stock, no par value, at a price of $66.00 per share in cash upon the terms and subject to the conditions set forth in its Offer to Purchase, dated April 12, 2005, and in the Letter of Transmittal.

Q.	Why is Pavilion Bancorp, Inc. making this offer to purchase?

A.	In October 2004, we divested our wholly-owned subsidiary, Bank of Washtenaw, for $15.1 million. This resulted in a substantial gain to us and has resulted in excess capital. We are making this offer because we believe that the purchase of our common shares will result in a more optimal capital structure. By reducing the amount of our equity capital and the number of outstanding shares, we anticipate that we can increase our return on equity and earnings per share, assuming continued profitability. We believe that our offer will also provide liquidity to you by giving you an opportunity to sell all or part of your investment in our shares on potentially more favorable terms than would otherwise be available.

Q.	What is the market price for Pavilion Bancorp, Inc. common shares in relation to the purchase price in this offer?

A.	The purchase price in this offer is $66.00 per share. On April 5, 2005, the closing price for the shares on the OTC Bulletin Board was $53.00 per share. Due to federal law, we can only purchase shares tendered on your behalf by the Trustee if the tender offer price is equal to or greater than the market price of Pavilion Bancorp’s stock on the OTC Bulletin Board. If the tender offer price is less than the market price, we cannot purchase any of your shares. Nevertheless, we urge you to obtain current market quotations for Pavilion Bancorp’s common shares prior to making a decision regarding the offer. The trading symbol for Pavilion Bancorp’s common shares is “PVLN”.

Q.	What will happen if more than 128,832 shares are tendered?

A.	In the event more than 128,832 shares are tendered, shares tendered will be acquired by Pavilion Bancorp (a) first from any shareholder who owns, beneficially or of record, an aggregate of fewer than 100 shares (excluding shares held indirectly in the ESOP/401(k) Plan) and who validly tenders all of his or her shares, and (b) then from all other tendering shareholders subject to proration as described in the Offer to Purchase. We reserve the right to purchase additional shares up to 2% of the outstanding shares, subject to applicable legal requirements.

Q.	How do I tender my shares?

A.	To tender your shares held on account for you in the ESOP/401(k) Plan, you must complete the yellow Trustee Direction Form and return it to Sky Trust, the Trustee of the ESOP/401(k) Plan, so that it is received by them by 5:00 p.m., Eastern time, on Tuesday, May 17, 2005. To properly direct the Trustee to tender you shares in the ESOP/401(k) Plan, you must:.

•	Indicate the number of shares that you want tendered by the Trustee on your behalf on the yellow Trustee Direction Form.

•	Sign the Trustee Direction Form and complete the address, phone number, date and tax identification number information.

•	Forward the Trustee Direction Form to the Trustee so that it is received by 5:00 p.m., Eastern time, Tuesday, May 17, 2005. Even though the Offer expires on Friday, May 20, 2005, the Trustee must receive the Trustee Direction Form as least three business before the expiration date in order to allow sufficient time for the Trustee to process your instructions. DO NOT DELIVER YOUR INSTRUCTIONS TO YOUR HUMAN RESOURCES DEPARTMENT OR TO YOUR BENEFITS ADMINISTRATOR.

The method of delivery of the Trustee Direction Form is at your election and risk. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. You cannot tender your shares using the Letter of Transmittal even though you may have received one for your information. Please see Section 3 of the Offer to Purchase for more details about how to tender your shares.

Q.	Do I have to sell my shares to Pavilion Bancorp?

A.	No. No participant is required to tender any shares. If you do not wish to tender any shares, you have to do nothing. If you do nothing, you will be deemed to have instructed the Trustee not to tender any shares held on your behalf.

Q.	What happens if I do not tender my shares to Pavilion Bancorp to purchase?

A.	Nothing will happen if you do not tender any or all of your shares. Your shares will remain outstanding without a change in the terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights. However, as Pavilion Bancorp will purchase up to 128,832 of its outstanding shares, the percentage of the outstanding shares which you own will increase due to the reduction in the number of outstanding shares.

Q.	How do I learn the number of shares held in the ESOP/401(k) Plan for my benefit?

A.	You may obtain information about the number of shares allocated to your account by calling the Ms. Pamela S. Fisher of Pavilion Bancorp, Inc. at (517) 266-5054.

Q.	What if I have shares in the ESOP/401(k) Plan and hold shares outside of the ESOP/401(k) Plan?

A.	For shares held on your behalf by the Trustee in the ESOP/401(k) Plan, you must complete the Trustee Direction Form if you wish to tender those shares. For shares held outside the ESOP/401(k) Plan, you must complete the Letter of Transmittal according to its instructions to tender those shares. You should be very careful to follow the different instructions that apply for tendering each kind of shares. Please see Section 3 of the Offer to Purchase for detailed instructions.

Q.	Is there any brokerage commission?

A.	No. Pavilion Bancorp will purchase shares directly from the Trustee at the purchase price without the use of a broker.

Q.	Can I change or cancel my tender?

A.	You may increase, decrease, or withdraw entirely the number of shares indicated in the Trustee Direction Form until 5:00 p.m., Eastern time, Tuesday, May 17, 2005. If you desire to change or withdraw your tender originally submitted through the Trustee Direction Form, you are responsible to make certain that a valid withdrawal is received by the Trustee by 5:00 p.m., Eastern time, Tuesday, May 17, 2005. Except as discussed in the Offer to Purchase, tenders are irrevocable after the May 17, 2005 deadline.

Q.	What if the terms of the offer change?

A.	In the event the expiration date is extended or if the terms of the offer are materially changed, Pavilion Bancorp will give notice of the change. Under some circumstances, for example, if we increase or decrease the price to be paid for the shares, we will extend the tender offer for an additional ten business days from the date we give notice of the change. If the offer is extended, and you wish to tender or withdraw the shares held on account for you in the ESOP/401(k) Plan, then you must complete the Trustee Direction Form instructing the Trustee as to the number of shares you wish to tender, and the form must be received three business days before the new expiration date.

Q.	Is Pavilion Bancorp making any recommendation as to whether shareholders should tender their shares?

A.	Neither Pavilion Bancorp nor its Board of Directors makes any recommendation to any shareholder as to whether to tender all or any shares. Directors, officers and employees of Pavilion Bancorp who own shares are permitted to participate in this offer on the same basis as our other shareholders. Each shareholder must make his or her own decision as to whether to tender shares and, if so, how many shares to tender. There is no assurance that the market price for the shares will remain at the offer price for any length of time following the expiration of the offer or that Pavilion Bancorp, Inc. will initiate other repurchases of its shares in the future.

Q.	What happens to contributions of shares to my ESOP/401(k) Plan account that are made after April 12, 2005?

A.	Contributions of shares made to your account during the tender offer period will be allocated as usual, in accordance with the sources of contributions and, if applicable, your investment elections in effect at the time of your contribution. No transactions involving your ESOP/401(k) Plan shares will take place on the day your ESOP/401(k) Plan shares are deemed purchased by us, if you elected to instruct the Trustee to tender shares held on your behalf. If you so instructed the Trustee, the Trustee will allocate the purchase price that Pavilion Bancorp pays for your shares to your money market fund within the ESOP/401(k) Plan and then, as soon as practicable after the expiration date of the tender offer, will be reinvested pursuant to your investment elections in effect at the date of such reinvestment.

Q.	What happens if I request a distribution, withdrawal or reallocation following the announcement of the tender offer but before the tender offer expires?

A.	Distributions and withdrawals from the ESOP/401(k) Plan and transfers into or out of your account will be processed in accordance with normal procedures. However, no transactions involving your ESOP/401(k) Plan account will take place on the day your ESOP/401(k) Plan shares are deemed purchased by us, if you elected to instruct the Trustee to tender shares held on your behalf. Shares will be deemed withdrawn from your account on the date that the Trustee receives payment from us for your ESOP/401(k) Plan shares that we accept for purchase.

Q.	Will I be taxed on any proceeds received from the shares that I tender from my ESOP/401(k) account?

A.	No. Because tender offer proceeds received from your shares will be held in your ESOP/401(k) account, they will not be subject to current income taxes because no income, gain or loss will be recognized.

In addition, you should be aware that the reinvestment of cash proceeds received in the tender offer may, in certain circumstances, result in certain tax consequences to those participants who, as part of the ultimate distributions of their accounts, would receive shares.

Special tax rules apply to certain distributions from the ESOP/401(k) Plan that consist, in whole or in part, of shares. Generally, taxation of net unrealized appreciation (“NUA”), an amount equal to the excess of the value of such shares at distribution over the cost or other basis of such shares (which will vary depending on whether the distribution qualifies for lump sum treatment) will be deferred until the shares are sold following distribution. Moreover, if shares are disposed of prior to a distribution, as would be the case in the tender offer, and the proceeds of such disposition are reinvested within 90 days thereafter in the ESOP/401(k) Plan, the cost or other basis of such newly acquired shares for NUA purposes will be the cost or other basis of the tendered shares.

Accordingly, if the cash proceeds receivable upon the tender of shares is not reinvested in the ESOP/401(k) Plan within 90 days, the opportunity to retain for NUA purposes the cost or other basis of the shares tendered, and the tax-deferral treatment of the NUA calculated in reference to such basis, will be lost.

The foregoing is only a brief summary of complicated provisions of the Internal Revenue Code. You are strongly urged to consult with your tax advisor as to the issues described above.

Q.	How can I get more information?

A.	If you have any questions, please call our Dealer Manager/Information Agent, Donnelly Penman & Partners, at (866) 440-2482, from 8:30 a.m. to 4:30 p.m., Eastern time, or Ms. Pamela S. Fisher or Mr. Mark D. Wolfe at Pavilion Bancorp at (517) 265-5144 from 8:30 a.m. to 4:30 p.m., Eastern time, Monday through Friday.
      This brochure is neither an Offer to Purchase nor a solicitation of an offer to sell securities. The Offer to Purchase the common shares of Pavilion Bancorp, Inc. is made only by Pavilion Bancorp, Inc. through the Offer to Purchase document, dated April 12, 2005, and the accompanying Letter of Transmittal.

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